Exhibit 12.1

SABRE HOLDINGS CORPORATION

COMPUTATION OF RATIO OF EARNINGS

TO FIXED CHARGES

(in thousands)

Nine Months Ended September 30, 2004

Earnings:
Income before taxes	$234,823
Minority interests in consolidated subsidiaries	(303)
Loss from equity investees	7,066
Income before provision for income taxes, minority interests and loss from equity investees	241,586
Add: Total fixed charges (per below)	24,813
Distributed income of equity investees	16,376
Total earnings	$282,775

Fixed charges:
Interest expensed	$19,719
Estimate of interest within rental expense (1)	5,094
Total fixed charges	$24,813

Ratio of earnings to fixed charges	11.40

(1)                                  Fixed charges include the estimated interest component of rent expense (one-third of rent expense under operating leases).